UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number 001-14622

CGG

(Translation of registrant’s name into English)

Tour Maine Montparnasse

33, avenue du Maine

75015 Paris

France

(33) 1 64 47 45 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F    ☒  Form 40-F

FORWARD-LOOKING STATEMENTS

This document includes “forward-looking statements”. We have based these forward-looking statements on our current views and assumptions about future events.

These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors:

•	the impact of the current economic and credit environment and oil and natural gas prices;

•	the social, political and economic risks of our global operations;

•	our ability to integrate successfully the businesses or assets we acquire;

•	the risks associated with activities operated through joint ventures in which we hold a minority interest;

•	any write-downs of goodwill on our statement of financial position;

•	our ability to sell our seismic data library;

•	exposure to foreign exchange rate risk;

•	our ability to finance our operations on acceptable terms;

•	the impact of fluctuations in fuel costs on our marine acquisition business;

•	the weight of intra-group production on our results of operations;

•	the timely development and acceptance of our new products and services;

•	difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others;

•	our ability to attract and retain qualified employees;

•	ongoing operational risks and our ability to have adequate insurance against such risks;

•	the level of capital expenditures by the oil and gas industry and changes in demand for seismic products and services;

•	our clients’ ability to delay or unilaterally terminate certain contracts in our backlog;

•	the effects of competition;

•	difficulties in adapting our fleet to changes in the seismic market;

•	our ability to execute our Transformation Plan;

•	high level of fixed costs that are incurred regardless of business activity;

•	the seasonal nature of our revenues;

•	the costs of compliance with governmental regulation, including environmental, health and safety laws;

•	our substantial indebtedness and the restrictive covenants in our debt agreements;

•

our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations;

•	exposure to interest rate risk; and

•	our success at managing the foregoing risks.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur.

Certain of these risks are described in our annual report on Form 20-F for the year ended December 31, 2014 that we filed with the SEC on April 13, 2015. Our annual report on Form 20-F is available on our website at www.cgg.com or on the website maintained by the SEC at www.sec.gov. You may request a copy of our annual report on Form 20-F, which includes our complete audited financial statements, at no charge, by calling our investor relations department at + 33 1 6447 3831, sending an electronic message to invrelparis@cgg.com or invrelhouston@cgg.com or writing to CGG – Investor Relations Department, Tour Maine Montparnasse – 33, avenue du Maine – 75015 Paris, France.

Item 1: FINANCIAL STATEMENTS

CGG

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Three months ended March 31,
Amounts in millions of U.S.$, except per share data or unless indicated	2015	2014
Operating revenues	569.5	806.2
Other income from ordinary activities	0.4	0.4
Total income from ordinary activities	569.9	806.6
Cost of operations	(479.8)	(672.5)
Gross profit	90.1	134.1
Research and development expenses, net	(26.1)	(26.4)
Marketing and selling expenses	(23.7)	(29.5)
General and administrative expenses	(26.5)	(41.9)
Other revenues (expenses), net	(13.1)	(1.8)
Operating Income	0.7	34.5
Expenses related to financial debt	(42.9)	(48.2)
Income provided by cash and cash equivalents	0.5	0.6
Cost of financial debt, net	(42.4)	(47.6)
Other financial income (loss)	(4.6)	2.5
Income (loss) of consolidated companies before income taxes	(46.3)	(10.6)
Deferred taxes on currency translation	(1.7)	(1.0)
Other income taxes	(7.3)	(10.9)
Total income taxes	(9.0)	(11.9)
Net income (loss) from consolidated companies	(55.3)	(22.5)
Share of income (loss) in companies accounted for under equity method	0.8	(16.5)
Net income (loss)	(54.5)	(39.0)
Attributable to:
Owners of CGG SA	$(55.5)	(40.4)
Owners of CGG SA (1)	€(48.1)	(29.5)
Non-controlling interests	$1.0	1.4

Weighted average number of shares outstanding	177,065,192	176,890,866
Dilutive potential shares from stock-options	(2)	(2)
Dilutive potential shares from performance share plan	(2)	(2)
Dilutive potential shares from convertible bonds	(2)	(2)
Dilutive weighted average number of shares outstanding adjusted when dilutive	177,065,192	176,890,866
Net income (loss) per share
Basic	$(0.31)	(0.23)
Basic (1)	€(0.27)	(0.17)
Diluted	$(0.31)	(0.23)
Diluted (1)	€(0.27)	(0.17)

(1)	Converted at the average exchange rate of U.S.$1.155 and U.S.$1.371 per € for the periods ended March 31, 2015 and 2014, respectively.
(2)

As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.

See notes to Interim Consolidated Financial Statements

CGG

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

	Three months ended March 31,
Amounts in millions of U.S.$	2015	2014
Net income (loss) from statements of operations	(54.5)	(39.0)

Other comprehensive income to be reclassified in profit (loss) in subsequent period:
Gain (loss) on cash flow hedges	(0.9)	(0.5)
Income taxes	0.3	0.2
Net gain (loss) on cash flow hedges	(0.6)	(0.3)

Exchange differences on translation of foreign operations	(12.7)	(1.7)
Net other comprehensive income to be reclassified in profit (loss) in subsequent period (1)	(13.3)	(2.0)

Other comprehensive income not to be classified in profit (loss) in subsequent period:
Gain (loss) on actuarial changes on pension plan	—	(0.3)
Income taxes	—	0.1
Net gain (loss) on actuarial changes on pension plan	—	(0.2)

Net other comprehensive income not to be reclassified in profit (loss) in subsequent period (2)	—	(0.2)

Other comprehensive income (loss) for the period, net of taxes, in companies accounted for under the equity method (3)	—	—

Total other comprehensive income (loss) for the period, net of taxes (1) + (2) + (3)	(13.3)	(2.2)

Total comprehensive income (loss) for the period	(67.8)	(41.2)

Attributable to:
Owners of CGG SA	(68.5)	(42.2)
Non-controlling interests	0.7	1.0

CGG

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in millions of U.S.$, unless indicated	March 31, 2015 (unaudited)	December 31, 2014
ASSETS
Cash and cash equivalents	236.0	359.1
Trade accounts and notes receivable, net	784.3	942.5
Inventories and work-in-progress, net	375.8	417.3
Income tax assets	130.9	145.9
Other current assets, net	138.2	126.5
Assets held for sale, net	31.7	38.3
Total current assets	1,696.9	2,029.6
Deferred tax assets	94.1	98.2
Investments and other financial assets, net	150.0	141.8
Investments in companies under equity method	144.2	137.7
Property, plant and equipment, net	1,163.7	1,238.2
Intangible assets, net	1,396.2	1,373.8
Goodwill, net	2,031.1	2,041.7
Total non-current assets	4,979.3	5,031.4
TOTAL ASSETS	6,676.2	7,061.0

LIABILITIES AND EQUITY
Bank overdrafts	2.7	2.9
Current portion of financial debt	84.9	75.7
Trade accounts and notes payable	338.6	444.2
Accrued payroll costs	174.2	222.5
Income taxes liability payable	65.2	72.2
Advance billings to customers	51.4	54.4
Provisions – current portion	104.5	106.0
Other current liabilities	189.4	231.8
Total current liabilities	1,010.9	1,209.7
Deferred tax liabilities	155.1	153.8
Provisions – non-current portion	198.7	220.3
Financial debt	2,534.5	2,700.3
Other non-current liabilities	26.5	30.7
Total non-current liabilities	2,914.8	3,105.1

Common stock 285,308,697 shares authorized and 177,065,192 shares with a €0.40 nominal value issued and outstanding at March 31, 2015 and 177,065,192 at December 31, 2014	92.8	92.8
Additional paid-in capital	3,180.4	3,180.4
Retained earnings	(591.0)	562.0
Other reserves	135.4	64.7
Treasury shares	(20.6)	(20.6)
Net income (loss) for the period attributable to the owners of CGG SA	(55.5)	(1,154.4)
Cumulative income and expense recognized directly in equity	(7.2)	(7.6)
Cumulative translation adjustment	(37.7)	(24.3)
Equity attributable to owners of CGG SA	2,696.6	2,693.0
Non-controlling interests	53.9	53.2
Total equity	2,750.5	2,746.2
TOTAL LIABILITIES AND EQUITY	6,676.2	7,061.0

See notes to Interim Consolidated Financial Statements

CGG

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	Three months ended March 31,
Amounts in millions of U.S.$	2015	2014
OPERATING
Net income (loss)	(54.5)	(39.0)
Depreciation and amortization	92.1	104.0
Multi-client surveys depreciation and amortization	53.7	80.2
Depreciation and amortization capitalized to multi-client surveys	(20.2)	(34.0)
Variance on provisions	(9.1)	(0.7)
Stock based compensation expenses	1.5	3.6
Net gain (loss) on disposal of fixed assets	0.6	1.2
Equity income (loss) of investees	(0.8)	16.5
Dividends received from investments in companies under equity method	—	8.4
Other non-cash items	(1.1)	0.2
Net cash including net cost of financial debt and income tax	62.2	140.4
Less net cost of financial debt	42.4	47.6
Less income tax expense	9.0	11.9
Net cash excluding net cost of financial debt and income tax	113.6	199.9
Income tax paid	(18.4)	(41.0)
Net cash before changes in working capital	95.2	158.9
- change in trade accounts and notes receivable	119.3	77.1
- change in inventories and work-in-progress	8.7	18.8
- change in other current assets	(17.4)	(19.6)
- change in trade accounts and notes payable	(93.0)	(45.8)
- change in other current liabilities	(41.5)	(71.5)
Impact of changes in exchange rate on financial items	19.5	(0.1)
Net cash provided by operating activities	90.8	117.8
INVESTING
Total capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(45.0)	(101.8)
Investment in multi-client surveys, net cash	(71.5)	(155.9)
Proceeds from disposals of tangible and intangible assets	7.4	1.3
Total net proceeds from financial assets	3.1	—
Acquisition of investments, net of cash and cash equivalents acquired	(16.6)	(6.5)
Variation in loans granted	(6.4)	(16.0)
Variation in subsidies for capital expenditures	—	—
Variation in other non-current financial assets	(1.2)	(2.0)
Net cash used in investing activities	(130.2)	(280.9)
FINANCING
Repayment of long-term debts	(169.3)	(13.2)
Total issuance of long-term debts	125.0	119.2
Lease repayments	(2.1)	(2.2)
Change in short-term loans	(0.1)	0.2
Financial expenses paid	(26.3)	(12.1)
Net proceeds from capital increase
- from shareholders	—	—
- from non-controlling interests of integrated companies	—	—
Dividends paid and share capital reimbursements
- to shareholders	—	—
- to non-controlling interests of integrated companies	—	—
Net cash provided by (used in) financing activities	(72.8)	91.9
Effects of exchange rates on cash	(10.9)	0.1
Net increase (decrease) in cash and cash equivalents	(123.1)	(71.1)
Cash and cash equivalents at beginning of year	359.1	530.0
Cash and cash equivalents at end of period	236.0	458.9

See notes to Interim Consolidated Financial Statements

CGG

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Amounts in millions of U.S.$, except share data	Number of Shares issued	Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Income and expense recognized directly in equity	Cumulative translation adjustment	Equity attributable to owners of CGG SA	Non- controlling interests	Total equity
Balance at January 1, 2014	176,890,866	92.7	3,180.4	575.1	(46.1)	(20.6)	(7.6)	26.0	3,799.9	90.2	3,890.1

Net gain (loss) on actuarial changes on pension plan (1)				(0.2)					(0.2)		(0.2)
Net gain (loss) on cash flow hedges (2)							(0.3)		(0.3)		(0.3)
Exchange differences on foreign currency translation (3)								(1.3)	(1.3)	(0.4)	(1.7)

Other comprehensive income (1)+(2)+(3)				(0.2)			(0.3)	(1.3)	(1.8)	(0.4)	(2.2)
Net income (4)				(40.4)					(40.4)	1.4	(39.0)

Comprehensive income (1)+(2)+(3)+(4)				(40.6)			(0.3)	(1.3)	(42.2)	1.0	(41.2)
Capital increase									—		—
Cost of share-based payment				2.9					2.9		2.9
Exchange differences on foreign currency translation generated by the parent company					(0.6)				(0.6)		(0.6)
Changes in consolidation scope and other				(0.1)			(0.1)		(0.2)		(0.2)
Balance at March 31, 2014	176,890,866	92.7	3,180.4	537.3	(46.7)	(20.6)	(8.0)	24.7	3,759.8	91.2	3,851.0

Amounts in millions of U.S.$, except share data	Number of Shares issued	Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Income and expense recognized directly in equity	Cumulative translation adjustment	Equity attributable to owners of CGG SA	Non- controlling interests	Total equity
Balance at January 1, 2015	177,065,192	92.8	3,180.4	(592.4)	64.7	(20.6)	(7.6)	(24.3)	2,693.0	53.2	2,746.2

Net gain (loss) on actuarial changes on pension plan (1)									—		—
Net gain (loss) on cash flow hedges (2)							(0.6)		(0.6)		(0.6)
Exchange differences on foreign currency translation (3)							1.0	(13.4)	(12.4)	(0.3)	(12.7)

Other comprehensive income (1)+(2)+(3)							0.4	(13.4)	(13.0)	(0.3)	(13.3)
Net income (4)				(55.5)					(55.5)	1.0	(54.5)

Comprehensive income (1)+(2)+(3)+(4)				(55.5)			0.4	(13.4)	(68.5)	0.7	(67.8)
Capital increase									—		—
Cost of share-based payment				1.4					1.4		1.4
Exchange differences on foreign currency translation generated by the parent company					70.7				70.7		70.7
Changes in consolidation scope and other									—		—
Balance at March 31, 2015	177,065,192	92.8	3,180.4	(646.5)	135.4	(20.6)	(7.2)	(37.7)	2,696.6	53.9	2,750.5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CGG S.A. (“the Company”), along with its subsidiaries (together, the “Group”) is a global participant in the geophysical and geological services industry, providing a wide range of data acquisition, processing and interpretation services as well as related imaging and interpretation software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

Given that the Company is listed on a European Stock Exchange and pursuant to European regulation n°1606/2002 dated July 19, 2002, the accompanying interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (IASB) and adopted by the European Union.

These interim condensed consolidated financial statements have been authorized by the Audit Committee on May 5, 2015 for issue.

The interim condensed consolidated financial statements are presented in U.S. dollars and have been prepared on a historical cost basis, except for certain financial assets and liabilities that have been measured at fair value.

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates due to the change in economic conditions, changes in laws and regulations, changes in strategy and the inherent imprecision associated with the use of estimates.

Critical accounting policies

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as of and for the year ended December 31, 2014 included in its report on Form 20-F for the year 2014 filed with the SEC on April 13, 2015.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2014, except for the adoption of the following new Standards and Interpretations:

•	Amendments to IAS 19 – Defined Benefit Plans: Employee Contributions

•	Annual Improvements (2010-2012)

•	Annual Improvements (2011-2013)

The adoption of these Standards and Interpretations had no impact on the Group’s interim financial statements.

At the date of issuance of these consolidated financial statements, the following Standards and Interpretations were issued but not yet adopted by the European Union and were thus not effective:

•	IFRS 9 Financial instrument – classification and valuation of financial assets

•	Annual improvements (2012-2014)

•	Amendment to IFRS 11 – Acquisition of an interest in a joint operation

•	Amendments to IAS 16 & IAS 38 – Clarification of Acceptable Methods of Depreciation and Amortization

•	IFRS 15 – Revenue from Contracts with Customers

•	Amendments to IFRS 10 and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

•	Amendments to IAS 1 – Disclosure initiative

We are currently reviewing these standards and interpretations to measure their potential impact on our consolidated financial statements.

Use of judgment and estimates

Key judgments and estimates used in the financial statements are summarized in the following table:

Judgments and estimates	Key assumptions
Fair value of assets and liabilities acquired through purchase price allocation	Pattern used to determine the fair value of assets and liabilities
Recoverability of client receivables	Assessment of clients’ credit default risk
Valuation of investments	Financial assets fair value Equity method companies fair value
Amortization and impairment of multi-client surveys	Expected margin rate for each category of surveys Expected useful life of multi-client surveys
Depreciation and amortization of tangible and intangible assets	Assets useful lives
Recoverable value of goodwill and intangible assets	Expected geophysical market trends Discount rate (WACC)
Post-employment benefits	Discount rate Participation rate to post employment benefit plans Inflation rate
Provisions for restructuring and onerous contracts	Assessment of future costs related to restructuring plans and onerous contracts
Provisions for risks, claims and litigations	Assessment of risks considering court rulings and attorney’s positions
Revenue recognition	Contract completion rates Assessment of fair value of customer loyalty programs Assessment of fair value of contracts identifiable parts
Development costs	Assessment of future benefits of each project
Deferred tax assets	Hypothesis supporting the achievement of future taxable benefits

Operating revenues

Operating revenues are recognized when they can be measured reliably, and when it is likely that the economic benefits associated with the transaction will flow to the entity, which is at the point that such revenues have been realized or are considered realizable.

•	Multi-client surveys

Revenues related to multi-client surveys result from (i) pre-commitments and (ii) licenses after completion of the surveys (“after-sales”).

Pre-commitments – generally, we obtain commitments from a limited number of customers before a seismic project is completed. These pre-commitments cover part or all of the survey area blocks. In return for the commitment, the customer typically gains the right to direct or influence the project specifications, advance access to data as it is being acquired, and favorable pricing. We record payments that we receive during periods of mobilization as advance billing in the statement of financial position in the line item “Advance billings to customers”.

We recognize pre-commitments as revenue when production has started based on the physical progress of the project, as services are rendered.

After sales – generally, we grant a license entitling non-exclusive access to a complete and ready for use, specifically defined portion of our multi-client data library in exchange for a fixed and determinable payment. We recognize after sales revenue upon the client executing a valid license agreement and being granted access to the data.

In case after sales agreements contain multiple deliverable elements, the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element. Each element is appropriately accounted for under the applicable accounting standard.

After sales volume agreements – we enter into a customer arrangement in which we agree to grant licenses to the customer for access to a specified number of blocks of the multi-client library. These arrangements typically enable the customer to select and access the specific blocks for a limited period of time. We recognize revenue when the blocks are selected and the client has been granted access to the data and if the corresponding revenue can be reliably estimated.

•	Exclusive surveys

In exclusive surveys, we perform seismic services (acquisition and processing) for a specific customer. We recognize proprietary/contract revenues as the services are rendered. We evaluate the progress to date, in a manner generally consistent with the physical progress of the project, and recognize revenues based on the ratio of the project cost incurred during that period to the total estimated project costs as far as they can reliably be assessed.

The billings and the costs related to the transit of seismic vessels at the beginning of the survey are deferred and recognized over the duration of the contract by reference to the technical stage of completion.

In some exclusive survey contracts and a limited number of multi-client survey contracts, we are required to meet certain milestones. We defer recognition of revenue on such contracts until all milestones that provide the customer a right of cancellation or refund of amounts paid have been met.

•	Equipment sales

We recognize revenues on equipment sales upon delivery to the customer when risks and rewards are fully transferred. Any advance billings to customers are recorded in current liabilities.

•	Software and hardware sales

We recognize revenues from the sale of software and hardware products following acceptance of the product by the customer at which time we have no further significant vendor obligations remaining. Any advance billings to customers are recorded in current liabilities.

If an arrangement to deliver software, either alone or together with other products or services, requires significant production, modification, or customization of software, the entire arrangement is accounted for as a production-type contract, i.e. using the percentage of completion method.

If the software arrangement provides for multiple deliverables (e.g. upgrades or enhancements, post-contract customer support such as maintenance, or services), the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element. Each element is appropriately accounted for under the applicable accounting standard.

Maintenance revenues consist primarily of post contract customer support agreements and are recorded as advance billings to customers and recognized as revenue on a proportional performance basis over the contract period.

•	Other geophysical sales/services

Revenues from our other geophysical sales/services are recognized as the services are performed and, when related to long-term contracts, using the proportional performance method of recognizing revenues.

•	Customer loyalty programs

We may grant award credits to our main clients. These award credits are contractually based on cumulative services provided during the calendar year and attributable to future services.

These credits are considered as a separate component of the initial sale and measured at their fair value by reference to the contractual rates and the forecasted cumulative revenues for the calendar year. These proceeds are recognized as revenue only when the obligation has been fulfilled.

Multi-client surveys

Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client surveys (including transit costs when applicable). The value of our multi-client library is stated on our statement of financial position at the aggregate of those costs less accumulated amortization or at fair value if lower. We review the library for potential impairment at each statement of financial position date at the relevant level (independent surveys or groups of surveys).

Multi-client surveys are classified into a same category when they are located in the same area with the same estimated sales ratio, such estimates generally relying on the historical patterns.

We amortize the multi-client surveys over the period during which the data is expected to be marketed using an amortization rate applied to recognized revenues.

Depending on the category of the survey, we generally use amortization rates from 50% to 80 % corresponding to the ratio of total estimated costs over total estimated sales, unless specific indications lead to apply a different rate.

For all categories of surveys, starting from data delivery, a minimum straight-line depreciation scheme is applied over a five-year to seven-year period, if total accumulated depreciation from the applicable amortization rate is below this equivalent minimum level.

Development costs

Expenditures on research activities undertaken with the prospect of gaining new scientific or technological knowledge and understanding are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses – net”. Expenditures on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if:

•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible,

•	we have sufficient resources to complete development, and

•	the intangible asset is likely to generate future economic benefits, either because it is useful to us or through an existing market for the intangible asset itself or for its products.

The expenditures capitalized include the cost of materials, direct labor and an appropriate proportion of overhead. Other development expenditures are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses – net”.

Capitalized development expenditures are stated at cost less accumulated amortization and impairment losses.

Capitalized developments costs are amortized over 5 years.

Research and development expenses in our income statement represent the net cost of development costs that are not capitalized, of research costs, offset by government grants acquired for research and development.

NOTE 2 – ACQUISITIONS AND DIVESTITURES

None.

NOTE 3 – ANALYSIS BY OPERATING SEGMENT AND GEOGRAPHIC AREA

Since February 1, 2013, as a result of the acquisition of the Fugro’s Geoscience division, we have organized our activities into three divisions which we also use as segments for our financial reporting. These segments are:

•	Acquisition, which comprises the following operating segments:

•	Marine: offshore seismic data acquisition undertaken by us on behalf of a specific client or for our Multi-client business line (internal activity);

•	Land and Multi-Physics: other seismic data acquisition undertaken by us on behalf of a specific client, or for our Multi-client business line (internal activity);

•

Geology, Geophysics & Reservoir (“GGR”). This operating segment comprises the Multi-client business line (development and management of seismic surveys that we undertake and license to a number of clients on a non-exclusive basis) and the Subsurface Imaging and Reservoir business line (processing and imaging of geophysical data, reservoir characterization, geophysical consulting and software services, geological data library and data management solutions). Both business lines regularly combine their offerings, generating overall synergies between their respective activities.

•

Equipment, which comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and marine. We carry out the activity in the Equipment segment through our subsidiary Sercel.

Financial information by segment is reported in accordance with our internal reporting system and provides internal segment information that is used by the chief operating decision maker to manage and measure the performance.

As a complement to Operating Income, EBIT may be used by management as a performance indicator because it captures the contribution to our results of the significant businesses that are managed through our joint-ventures. We define EBIT as Operating Income plus our share of income in companies accounted for under the equity method.

Inter-company analytical transactions between segments are made at arm’s length prices. They relate primarily to geophysical equipment sales made by the Equipment segment to the Acquisition segment (with the reference being the spot market) and to services rendered by the Acquisition segment to the GGR segment for the multi-client seismic library (with the reference being the expected return on capital employed in a balanced market). Transactions between subsidiaries of the Group are made at market prices.

These inter-segment revenues and the related earnings are eliminated in consolidation in the tables that follow under the column “Eliminations and other”.

The inter-segment sales and the related earnings recognized by the Equipment segment are eliminated and presented in the tables that follow as follows: (i) Operating Income and EBIT for our Acquisition segment are presented after elimination of amortization expenses corresponding to capital expenditures between our Equipment segment and Acquisition segment; and (ii) capital expenditures for our Acquisition segment are presented after elimination of inter-segment margin.

Operating Income and EBIT may include non-recurring items, which are disclosed in the reportable segment if material. General corporate expenses, which include Group management, financing, and legal activities, have been included in the column “Eliminations and other” in the tables that follow. The Group does not disclose financial expenses or financial revenues by segment because they are managed at the Group level.

Identifiable assets are those used in the operations of each segment. Unallocated and corporate assets consist of “investments and other financial assets” and “cash and cash equivalents” of our consolidated statement of financial position. Due to the constant changes in work locations, the group does not track its assets based on country of origin or ownership.

Capital employed is defined as “total assets” excluding “cash and cash equivalents” less (i) “current liabilities” excluding “bank overdrafts” and “current portion of financial debt” and (ii) “non-current liabilities” excluding “financial debt”.

The following tables also present operating revenues, Operating Income and EBIT by segment, and operating revenues by geographic area (by location of customers).

Analysis by operating segment

	Three months ended March 31,
	2015					2014
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Acquisition	GGR	Equipment	Eliminations and Other	Consolidated Total	Acquisition	GGR	Equipment	Eliminations and Other	Consolidated Total
Revenues from unaffiliated customers	216.7	239.0	113.8	—	569.5	352.9	289.9	163.4	—	806.2
Inter-segment revenues	78.9	—	11.5	(90.4)	—	206.4	—	42.8	(249.2)	—
Operating revenues	295.6	239.0	125.3	(90.4)	569.5	559.3	289.9	206.2	(249.2)	806.2

Depreciation and amortization (excluding multi-client surveys)	(62.6)	(19.0)	(10.5)	—	(92.1)	(77.7)	(16.4)	(9.9)	—	(104.0)

Depreciation and amortization of multi-client surveys	—	(53.7)	—	—	(53.7)	—	(80.2)	—	—	(80.2)

Operating Income	(34.7)	46.9	14.2	(25.7)	0.7	0.5	63.5	41.3	(70.8)	34.5

Share of income in companies accounted for under equity method (1)	0.8	—	—	—	0.8	(16.2)	(0.3)	—	—	(16.5)

Earnings before interest and tax (2)	(33.9)	46.9	14.2	(25.7)	1.5	(15.7)	63.2	41.3	(70.8)	18.0

Capital expenditures (excluding multi-client surveys) (3)	19.1	15.5	4.3	6.1	45.0	58.7	17.9	18.9	6.3	101.8

Investments in multi-client surveys, net cash	—	71.5	—	—	71.5	—	155.9	—	—	155.9

Capital employed	1.5	2.9	0.7	—	5.1	2.6	2.9	0.8	—	6.3

Total identifiable assets	2.1	3.2	0.9	0.1	6.3	3.1	3.1	1.0	0.5	7.7

(1)	Share of operating results of companies accounted for under equity method were U.S.$5 million and U.S.$(14.3) million for the three months ended March 31, 2015 and 2014, respectively.
(2)	For the three months ended March 31, 2015, Acquisition EBIT includes U.S.$(15.8) million of restructuring costs linked to the Transformation Plan (mainly provisions for redundancy costs).

GGR EBIT also includes U.S.$(1.7) million of restructuring costs linked to the Transformation Plan.

At the Group level, Operating Income and EBIT before costs related to the Transformation Plan amount respectively to U.S.$18.2 million and U.S.$19.0 million for the three months ended March 31, 2015, compared to U.S.$35.8 million and U.S.$19.3 million respectively for the three months ended March 31, 2014.

For the three months ended March 31, 2015 and March 31, 2014, “eliminations and other” includes U.S.$(10.4) million and U.S.$(17.2) million of general corporate expenses, respectively.

(3)

Capital expenditures include capitalized development costs of U.S.$(11.7) million and U.S.$(15.9) million for the three months ended March 31, 2015 and 2014, respectively. “Eliminations and other” corresponds to the variance of suppliers of assets for the period.

Analysis by geographic area

The following table sets forth our consolidated operating revenues by location of customers, and the percentage of total consolidated operating revenues represented thereby:

	Three months ended March 31,
In millions of U.S.$, except percentages	2015		2014
North America	125.1	22%	215.0	27%
Central and South Americas	53.7	9%	131.8	16%
Europe, Africa and Middle East	219.1	39%	301.1	37%
Asia Pacific	171.6	30%	158.3	20%

Total	569.5	100%	806.2	100%

NOTE 4 – OTHER REVENUES AND EXPENSES

	Three months ended March 31,
In millions of U.S.$	2015	2014
Impairment of assets	—	—
Restructuring costs	(25.6)	(3.2)
Change in restructuring reserves	8.1	1.9
Other non-recurring revenues (expenses)	6.8	—
Non-recurring revenues (expenses) – net	(10.7)	(1.3)
Exchange gains (losses) on hedging contracts	(1.9)	0.7
Gains (losses) on sales of assets	(0.5)	(1.2)

Other revenues (expenses) – net	(13.1)	(1.8)

Three months period ended March 31, 2015

Restructuring costs and change in restructuring reserves

As part of the group Transformation Plan, we expensed U.S.$25.6 million during the three months ended March 31, 2015, offset by the use of the corresponding provisions. We also recognized additional provisions mainly relating to redundancy costs.

Gains (losses) on sales of assets

This line item includes sales of equipment and also losses related to marine seismic equipment damaged or scrapped. These costs are fully offset by insurance indemnities included in the line “Other non-recurring revenues (expenses)”.

Three months period ended March 31, 2014

Restructuring costs and change in restructuring reserves

These line items mainly related to the Marine fleet downsizing plan.

Gains (losses) on sales of asset

This line item included losses related to marine seismic equipment scrapped.

NOTE 5 – RECEIVABLES

In 2014 and 2015, we entered into several factoring agreements with various banks. As of March 31, 2015, we had transferred U.S.$64.8 million of notes receivable compared to U.S.$81.1 million as of December 31, 2014 as part of these agreements. The risks retained by the Group are mainly the risk of payment delay up to 30 days and the risk of commercial litigation. Both have been historically low with the transferred clients.

As a consequence, the Group retained only non-significant amounts to the extent of its continuing involvement. Related costs recorded in Operating Income are not significant.

NOTE 6 – SUBSEQUENT EVENTS

None.

CGG

Item 2:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Group organization

Since February 1, 2013, as a result of the acquisition of the Fugro’s Geoscience division, we have organized our activities into three divisions which we also use as segments for our financial reporting. These segments are:

•	Acquisition, which comprises the following operating segments:

•	Marine: offshore seismic data acquisition undertaken by us on behalf of a specific client or for our Multi-client business line (internal activity);

•	Land and Muti-Physics: other seismic data acquisition undertaken by us on behalf of a specific client, or for our Multi-client business line (internal activity);

•

Geology, Geophysics & Reservoir (“GGR”). This operating segment comprises the Multi-client business line (development and management of seismic surveys that we undertake and license to a number of clients on a non-exclusive basis) and the Subsurface Imaging and Reservoir business line (processing and imaging of geophysical data, reservoir characterization, geophysical consulting and software services, geological data library and data management solutions). Both business lines regularly combine their offerings, generating overall synergies between their respective activities.

•

Equipment, which comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and marine. We carry out the activity in the Equipment segment through our subsidiary Sercel.

Factors Affecting Results of Operations

Geophysical market environment

Overall demand for geophysical services and equipment is dependent on spending by oil and gas companies for exploration, development and production and field management activities. We believe the level of spending of such companies depends on their assessment of their ability to efficiently supply the oil and gas market in the future and the current balance of hydrocarbon supply and demand.

The geophysical market has historically been extremely cyclical. We believe many factors contribute to the volatility of this market, such as the geopolitical uncertainties that can harm the confidence and visibility that are essential to our clients’ long-term decision-making processes and the expected balance in the mid to long term between supply and demand for hydrocarbons. During the last several quarters, exploration and production companies have shown overall low exploration and production spending, breaking from the trends of previous years. After the severe and rapid decline of the oil price in the second half of 2014, and even though we believe the fundamental outlook for a fully integrated geoscience company is positive, we anticipate that the period to come will be difficult for exploration services, with pressure on marine prices and fairly unpredictable volume in the coming months.

See “Item 4: Information on the Company – Industry Conditions” of our annual report on Form 20-F for the year ended December 31, 2014 for a discussion of developments in the geophysical industry.

Acquisitions and divestitures

None.

Backlog

Our backlog as of April 1, 2015 was U.S.$0.9 billion. Contracts for services are occasionally modified by mutual consent and in certain instances are cancelable by the customer on short notice without penalty. Consequently, backlog as of any particular date may not be indicative of actual operating results for any succeeding period.

The three months ended March 31, 2015 compared to three months ended March 31, 2014

Operating revenues

The following table sets forth our operating revenues by division for each of the periods stated:

	Three months ended March 31,
In millions of U.S.$	2015	2014
Marine acquisition	249	453
Land and Multi-Physics acquisition	47	106
Acquisition Division Production	296	559
Multi-client data	99	127
Subsurface Imaging and Reservoir	140	163
GGR Division Revenues	239	290
Equipment Division Production	125	206
Eliminated production and others	(90)	(249)

Total operating revenues	570	806

Our consolidated operating revenues for the three months ended March 31, 2015 decreased 29% to U.S.$570 million from U.S.$806 million for the comparable period of 2014, in a context of downsized activities and weak market conditions.

Acquisition

Operating revenues for our Acquisition segment, including intragroup sales, decreased 47% to U.S.$296 million for the three months ended March 31, 2015 from U.S.$559 million for the comparable period of 2014, due to the reduction in our Marine and Land activity perimeters, and to deteriorating market conditions.

Excluding intragroup sales, operating revenues decreased 39% to U.S.$217 million for the three months ended March 31, 2015 from U.S.$353 million for the comparable period of 2014.

Marine acquisition

Total production of our Marine acquisition business line for the three months ended March 31, 2015 decreased 45% to U.S.$249 million from U.S.$453 million for the comparable period of 2014, due to the impact of the fleet reduction and to further deteriorating market conditions. Our availability rate was 84% this quarter due to high shipyard and transit times while our production rate was at 92% which compares to 93% for the comparable period of 2014.

Land and Multi-Physics acquisition

Total production of our other acquisition businesses (including internal and external sales) decreased 56% to U.S.$47 million for the three months ended March 31, 2015, compared to U.S.$106 million for the three months ended March 31, 2014. The decrease in production was mainly due to the reduction of our Land operations perimeter pursuant to the change in control of Ardiseis FZCO in June 2014 and the divestment of our North America Land contract business in September 2014.

Geology, Geophysics & Reservoir

Operating revenues from our GGR segment for the three months ended March 31, 2015 decreased 18% to U.S.$239 million from U.S.$290 million for the comparable period of 2014 in a context of tougher market conditions and decreased prefunding revenues correlated to reduced multi-client capital expenditures.

Multi-client data

Multi-client revenues decreased 22% to U.S.$99 million for the three months ended March 31, 2015 from U.S.$127 million for the three months ended March 31, 2014.

Prefunding revenues were U.S.$42 million for the three months ended March 31, 2015 compared to U.S.$80 million for the three months ended March 31, 2014. The lower prefunding revenue is correlated to the reduction in Multi-client capital expenditures this quarter. The prefunding rate was 58% for the three months ended March 31, 2015 compared to 51% for the three months ended March 31, 2014. After-sales increased 20% to U.S.$57 million for the three months ended March 31, 2015 from U.S.$47 million for the comparable period in 2014.

Subsurface Imaging & Reservoir

Operating revenues from our other GGR business line decreased 14% to U.S.$140 million for the three months ended March 31, 2015 from U.S.$163 million for the comparable period of 2014 mainly due to market conditions and more internal processing of multi-client surveys.

Equipment

Total production of our Equipment segment, including internal and external sales, decreased 39% to U.S.$125 million for the three months ended March 31, 2015 from U.S.$206 million for the comparable period of 2014. Marine equipment sales represented 43% of total revenue. Internal sales represented 9% of total revenue for the first quarter ended March 31, 2015 compared to 21% for the first quarter of 2014.

External revenues for our Equipment segment decreased 30% to U.S.$114 million for the three months ended March 31, 2015 from U.S.$163 million for the comparable period of 2014. The weakness of the seismic acquisition market translated into lower equipment spending across all the regions, as a result also of strong deliveries in the fourth quarter of 2014.

Operating Expenses

Cost of operations, including depreciation and amortization, decreased 29% to U.S.$480 million for the three months ended March 31, 2015 from U.S.$673 million for the comparable period of 2014, mainly as a result of the downsizing and reduction in perimeter of our Acquisition activities. The amortization expenses of our seismic library correspond to 54% of the Multi-client data business line revenues for the three months ended March 31, 2015 compared to 61% for the comparable period of 2014. As a percentage of operating revenue, cost of operations increased to 84% for the three months ended March 31, 2015 from 83% for the comparable period of 2014. Gross profit decreased 33% to U.S.$90 million for the three months ended March 31, 2015 from U.S.$134 million for the comparable period of 2014, representing 16% and 17% of operating revenues, respectively.

Research and development expenditures, net, were stable at U.S.$26 million for the three months ended March 31, 2015 and the comparable period of 2014, representing 5% and 3% of operating revenues, respectively.

Marketing and selling expenses decreased 20% to U.S.$24 million for the three months ended March 31, 2015 from U.S.$30 million for the comparable period of 2014.

General and administrative expenses decreased 37% to U.S.$27 million for the three months ended March 31, 2015 from U.S.$42 million for the comparable period of 2014 as a consequence of the progress of the Transformation Plan and favorable foreign exchange environment. As a percentage of operating revenues, general and administrative expenses represented 5% for both periods.

Other expenses amounted to a net expense of U.S.$13 million for the three months ended March 31, 2015, mainly due to U.S.$18 million of restructuring costs relating to the Transformation Plan. Other net expenses of U.S.$2 million for the three months ended March 31, 2014 were mainly corresponding to restructuring costs and the scrapping of Marine equipment.

Operating Income

Operating Income amounted to U.S.$1 million for the three months ended March 31, 2015, corresponding to an income of U.S.$18 million before restructuring costs relating to the Transformation Plan as a result of the factors described above, compared to U.S.$35 million, or U.S.$36 million before restructuring costs for the three months ended March 31, 2014.

Operating Income from our Acquisition segment was U.S.$(35) million for the three months ended March 31, 2015 compared to U.S.$0.5 million for the three months ended March 31, 2014. Excluding restructuring costs relating to the Transformation Plan, Operating Income from our Acquisition segment was U.S.$(19) million for the three months ended March 31, 2015, compared to U.S.$1 million excluding restructuring costs for comparable period in 2014.

Operating Income from our GGR segment was U.S.$47 million for the three months ended March 31, 2015 compared to U.S.$64 million for the three months ended March 31, 2014. Excluding restructuring costs relating to the Transformation Plan, Operating Income from our GGR segment was U.S.$49 million for the three months ended March 31, 2015.

Operating Income from our Equipment segment decreased to U.S.$14 million for three months ended March 31, 2015 from U.S.$41 million for the comparable period of 2014.

Equity in Income of Affiliates

Income from investments accounted for under the equity method was a profit of U.S.$1 million for the three months ended March 31, 2015 compared to a loss of U.S.$17 million for the comparable period of 2014, mainly as a result of the restructuring measures and improved utilization for our SBGS JV.

Earnings before interest and tax (“EBIT”)

EBIT, as disclosed in Note 3 to the interim consolidated financial statements, amounted to U.S.$2 million for the three months ended March 31, 2015 as a result of the factors described above, compared to U.S.$18 million for the three months ended March 31, 2014. EBIT before restructuring costs amounted to U.S.$19 million both for the three months ended March 31, 2015 and the comparable period in 2014.

EBIT from our Acquisition segment was U.S.$(34) million for the three months ended March 31, 2015 compared to U.S.$(16) million for the three months ended March 31, 2014. Excluding restructuring costs relating to the Transformation Plan, EBIT from our Acquisition segment was U.S.$(18) million for the three months ended March 31, 2015, compared to U.S.$(15) million excluding restructuring costs for the comparable period in 2014.

EBIT from our GGR segment was U.S.$47 million for the three months ended March 31, 2015 compared to U.S.$63 million for the three months ended March 31, 2014. Excluding restructuring costs relating to the Transformation Plan, EBIT from our GGR segment was U.S.$49 million for the three months ended March 31, 2015.

EBIT from our Equipment segment decreased to U.S.$14 million for three months ended March 31, 2015 from U.S.$41 million for the comparable period of 2014.

Financial Income and Expenses

Cost of net financial debt decreased 11% to U.S.$42 million for the three months ended March 31, 2015 from U.S.$48 million for the comparable period of 2014.

Other financial expenses amounted to U.S.$5 million for the three months ended March 31, 2015 mainly due to currency fluctuations, compared to other financial income of U.S.$3 million for the three months ended March 31, 2014.

Income Taxes

Income taxes amounted to U.S.$9 million for the three months ended March 31, 2015, including U.S.$2 million of deferred taxes on currency translation and U.S.$7 million of other income taxes, compared to income taxes of U.S.$12 million for the three months ended March 31, 2014

Net Income

Net income was a loss of U.S.$55 million for the three months ended March 31, 2015 compared to a loss of U.S.$39 million for the comparable period of 2014 as a result of the factors discussed above.

Liquidity and Capital Resources

Our principal capital needs are for the funding of ongoing operations, capital expenditures (particularly repairs and improvements to our seismic vessels), investments in our multi-client data library and acquisitions.

We intend to fund ongoing operations and debt service requirements through cash generated by operations. Our ability to make scheduled payments of principal, or to pay the interest or additional amounts, if any, on, or to refinance our indebtedness, or to fund planned capital expenditures will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based upon the current level of operations, our planned capital expenditures and our near-to mid-term debt repayment schedule, we believe that cash flow from operations, available cash and cash equivalents, together with liquidity available under our revolving credit facilities will be adequate to meet our liquidity needs for the next twelve months.

Cash Flows

Operations

Net cash provided by operating activities was U.S.$91 million for the three months ended March 31, 2015, corresponding to U.S.$116 million before restructuring expenses related to the Transformation Plan, compared to U.S.$118 million or U.S.$119 million before restructuring expenses for the comparable period of 2014. Before changes in working capital, net cash provided by operating activities for the three months ended March 31, 2015 was U.S.$95 million compared to U.S.$159 million for the comparable period for 2014. Changes in working capital had a negative impact on cash from operating activities of U.S.$4 million in the three months ended March 31, 2015 compared to U.S.$41 million for the comparable period for 2014, mainly due to a more favorable variation of trade accounts receivable.

Investing activities

Net cash used in investing activities was U.S.$130 million in the three months ended March 31, 2015 compared to U.S.$281 million for the three months ended March 31, 2014.

During the three months ended March 31, 2015, our capital expenditures amounted to U.S.$45 million (including capitalized development costs) compared to U.S.$ 102 million for the three months ended March 31, 2014. This decrease is mainly related to the limited purchases of equipment of our Acquisition segment.

During the three months ended March 31, 2015, we invested U.S.$71 million in multi-client data, primarily in Western Africa and Asia Pacific, compared to U.S.$156 million for the three months ended March 31, 2014. As of March 31, 2015, the net book value of our multi-client data library was U.S.$984 million compared to U.S$947 million as of December 31, 2014.

Financing activities

Net cash used by financing activities during the three months ended March 31, 2015 was U.S.$73 million compared to net cash provided of U.S.$92 million for the three months ended March 31, 2014.

During the three months ended March 31, 2015, we repaid U.S.$52 million from our French revolving facility and U.S.$30 million from our US revolving facility. We also drew U.S.$50 from our Nordic revolving facility.

Net Financial debt

Net financial debt as of March 31, 2015 was U.S.$2,386 million compared to U.S.$2,420 million as of December 31, 2014. The ratio of net financial debt to equity was 88% as of March 31, 2015 compared to 90% as of December 31, 2014.

“Gross financial debt” is the amount of bank overdrafts, plus current portion of financial debt, plus financial debt, and “net financial debt” is gross financial debt less cash and cash equivalents. Net financial debt is presented as additional information because we understand that certain investors believe that netting cash against debt provides a clearer picture of our financial liability exposure. However, other companies may present net financial debt differently than we do. Net financial debt is not a measure of financial performance under IFRS and should not be considered as an alternative to any other measures of performance derived in accordance with IFRS.

The following table presents a reconciliation of net financial debt to financing items of the statement of financial position at March 31, 2015 and December 31, 2014:

In millions of U.S.$	March 31, 2015 (unaudited)	December 31, 2014
Bank overdrafts	2.7	2.9
Current portion of long-term debt	84.9	75.7
Financial debt	2,534.5	2,700.3

Gross financial debt	2,622.1	2,778.9
Less: cash and cash equivalents	(236.0)	(359.1)

Net financial debt	2,386.1	2,419.8

During the three months ended March 31, 2015, we repaid U.S.$52 million from our French revolving facility and U.S.$30 million from our US revolving facility. We also drew U.S.$50 from our Nordic revolving facility.

For a more detailed description of our financial activities, see “Liquidity and Capital Resources” in our annual report on Form 20-F for the year ended December 31, 2014.

EBIT and EBITDAS (unaudited)

EBIT is defined as Operating Income plus our share of income in companies accounted for under the equity method. EBIT is used by management as a performance indicator because it captures the contribution to our results of the significant businesses that we manage through our joint ventures.

EBITDAS is defined as earnings before interest, tax, depreciation, amortization net of amortization expense capitalized to multi-client, and share-based compensation cost. Share-based compensation includes both stock options and shares issued under our share allocation plans. EBITDAS is presented as additional information because we understand that it is one measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements.

However, other companies may present EBIT and EBITDAS differently than we do. EBIT and EBITDAS are not a measure of financial performance under IFRS and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.

EBIT for the three months ended March 31, 2015 was U.S.$2 million corresponding to U.S.$19 million before restructuring costs relating to the Transformation Plan, compared to U.S.$18 million or U.S.$19 million before restructuring costs for the comparable period of 2014.

The following table presents a reconciliation of EBIT to “Operating Income” for the periods indicated:

	Three months ended March 31,
In millions of U.S.$	2015	2014
EBIT	1.5	18.0
Less share of income in companies accounted for under equity method	(0.8)	16.5

Operating Income	0.7	34.5

EBITDAS for the three months ended March 31, 2015 was U.S.$128 million representing 22 % of operating revenues or U.S.$145 million before restructuring expenses relating to the Transformation Plan representing 25% of operating revenues, compared to U.S.$188 million or U.S.$189 million before restructuring costs, representing 23% of operating revenues, for the comparable period of 2014.

The following table presents a reconciliation of EBITDAS to “net cash provided by operating activities”, according to our cash flow statement, for the periods indicated:

	Three months ended March 31,
In millions of U.S.$	2015	2014
EBITDAS	127.8	188.3
Other financial income (loss)	(4.6)	2.5
Variance on provisions	(9.1)	(0.7)
Net gain (loss) on disposal of fixed assets	0.6	1.2
Dividends received from investments in companies under equity method	—	8.4
Other non-cash items	(1.1)	0.2
Income tax paid	(18.4)	(41.0)
Change in trade accounts and notes receivable	119.3	77.1
Change in inventories and work-in-progress	8.7	18.8
Change in other current assets	(17.4)	(19.6)
Change in trade accounts and notes payable	(93.0)	(45.8)
Change in other current liabilities	(41.5)	(71.5)
Impact of changes in exchange rate on financial items	19.5	(0.1)

Net cash provided by operating activities	90.8	117.8

Contractual obligations (unaudited)

The following table sets forth our future cash obligations as of March 31, 2015.

	Payments Due by Period
In millions of U.S.$	Less than 1 year	2-3 years	4-5 years	More than 5 years	Total
Financial debt	43.0	388.9	584.5	1,580.4	2,596.8
Finance lease obligations (not discounted)	13.0	25.9	22.9	24.8	86.6
Operating leases	235.4	345.8	214.8	196.8	992.8
- Bareboat agreements (a)	152.6	241.0	148.3	98.6	640.5
- Other operating lease agreement	82.8	104.8	66.5	98.2	352.3
Other long-term obligations (interests)	137.6	260.5	219.2	144.8	762.1

Total contractual cash obligations (b)	429.0	1,021.1	1,041.4	1,946.8	4,438.3

(a)	Of which U.S.$160.8 million for vessels included in the fleet downsizing plan.
(b)	Payments in foreign currencies are converted into U.S dollars at March 31, 2015 exchange rates.

Reconciliation of EBITDAS to U.S. GAAP

Summary of differences between IFRS and U.S. GAAP with respect to EBITDAS

The principal differences between IFRS and U.S. GAAP as they relate to our EBITDAS relate to the treatment of pension plans and development costs.

Pension plan

Under IFRS, in accordance with IAS 19 – Revised, actuarial gains or losses are recognized in the statement of recognized income and expense (SORIE) attributable to shareholders.

Under U.S. GAAP, we apply Statement 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plan, an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, effective for fiscal years ending after December 15, 2006. Gains or losses are amortized over the remaining service period of employees expected to receive benefits under the plan, and therefore recognized in the income statement.

Development costs

Under IFRS, expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if:

•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible,

•	the Group has sufficient resources to complete development, and

•	the intangible asset is likely to generate future economic benefits.

Under U.S. GAAP, all expenditures related to research and development are recognized as an expense in the income statement.

Unaudited	Three months ended March 31,
In millions of U.S.$	2015	2014
EBITDAS as reported	127.8	188.3
Actuarial gains (losses) on pension plan	—	—
Cancellation of IFRS capitalization of development costs	(11.7)	(15.9)

EBITDAS according to U.S. GAAP	116.1	172.4

Item 3: CONTROLS AND PROCEDURES

There has been no change in our internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG’S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO.333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CGG
(Registrant)

By:

/s/ Stéphane-Paul Frydman
Stéphane-Paul Frydman Chief Financial Officer

Date: May 6, 2015